                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 1)1

                               BAIRNCO CORPORATION
                               -------------------
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                          ----------------------------
                         (Title of Class of Securities)

                                    057097107
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 3, 2004
                               -----------------
             (Date of Event Which Requires Filing of This Statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box / /.

            Note.  Schedules  filed  in  paper  format  shall  include  a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 10 Pages)

--------

1           The remainder of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities
Exchange Act of 1934 or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  see the Notes).

--------------------                                        --------------------
CUSIP No. 057097107                   13D                     Page 2 of 10 Pages
--------------------                                        --------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    661,700
 OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                661,700
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     661,700
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     8.8%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------                                        --------------------
CUSIP No. 057097107                   13D                     Page 3 of 10 Pages
--------------------                                        --------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 STEEL PARTNERS, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    661,700
 OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                661,700
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     661,700
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     8.8%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------                                        --------------------
CUSIP No. 057097107                   13D                     Page 4 of 10 Pages
--------------------                                        --------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 WARREN G. LICHTENSTEIN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    661,700
 OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                661,700
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     661,700
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     8.8%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------                                        --------------------
CUSIP No. 057097107                   13D                     Page 5 of 10 Pages
--------------------                                        --------------------

            The following constitutes Amendment No. 1 ("Amendment No. 1") to the
Schedule 13D filed by the undersigned.  This Amendment No. 1 amends the Schedule
13D as specifically set forth.

   Items 2(a) - (c) are hereby amended and restated to read as follows:

            (a) This  statement is filed by Steel  Partners II, L.P., a Delaware limited  partnership  ("Steel Partners II"), Steel Partners,  L.L.C., a Delaware
limited liability company ("Partners LLC") and Warren G.  Lichtenstein.  Each of
the  foregoing is referred to as a "Reporting  Person" and  collectively  as the
"Reporting Persons."

            Partners LLC is the general  partner of Steel  Partners II. The sole executive officer and managing member of Partners LLC is Warren G. Lichtenstein, who is Chairman of the Board,  Chief Executive Officer and Secretary.  By virtue of his positions with Partners LLC and Steel Partners II, Mr.  Lichtenstein  has
the power to vote and dispose of the Issuer's Shares owned by Steel Partners II.
Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

            (b) The principal  business  address of each Reporting Person is 590
Madison Avenue, 32nd Floor, New York, New York 10022.

            (c) The principal  business of Steel Partners II is investing in the securities of small cap  companies.  The  principal  business of Partners LLC is acting as the general partner of Steel Partners II. The principal  occupation of
Mr. Lichtenstein is investing in the securities of small cap companies.

   Item 3 is hereby amended and restated to read as follows:

Item 3.     Source and Amount of Funds or Other Consideration.
            -------------------------------------------------

            The aggregate  purchase  price of the 661,700 Shares of Common Stock owned by Steel Partners II is $4,121,411,  including brokerage commissions.  The
Shares of Common Stock owned by Steel Partners II were acquired with partnership funds.

   Item 4 is hereby amended and restated to read as follows:

            The  Reporting  Persons  purchased the Shares based on the Reporting
Persons'  belief that the Shares at current  market prices are  undervalued  and represent an attractive  investment  opportunity.  Depending upon overall market conditions,  other investment  opportunities available to the Reporting Persons, and the  availability  of Shares at  prices  that  would  make the  purchase  of additional  Shares  desirable,  the  Reporting  Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

--------------------                                        --------------------
CUSIP No. 057097107                   13D                     Page 6 of 10 Pages
--------------------                                        --------------------

            No  Reporting  Person has any present  plan or proposal  which would relate to or result in any of the matters set forth in  subparagraphs  (a) - (j)
of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions  discussed above.  Steel Partners II intends to review  its  investment  in the  Issuer  on a  continuing  basis  and  engage in discussions with management and the Board of Directors of the Issuer  concerning the business,  operations  and future plans of the Issuer.  Depending on various factors  including,  without  limitation,  the Issuer's  financial  position and investment  strategy,  the  price  levels  of  the  Shares,  conditions  in  the securities markets and general economic and industry conditions,  Steel Partners
II may in the future take such  actions with  respect to its  investment  in the
Issuer as it deems  appropriate  including,  without  limitation,  seeking Board representation, making proposals to the Issuer concerning the capitalization and operations of the Issuer,  purchasing additional Shares,  selling some or all of its Shares,  engaging in short selling of or any hedging or similar  transaction with respect to the Shares or changing its intention with respect to any and all matters referred to in Item 4.

   Item 5(a) is hereby amended and restated to read as follows:

            (a) The  aggregate  percentage  of Shares of Common  Stock  reported owned by each person named herein is based upon  7,496,530  Shares  outstanding, which is the total number of Shares outstanding as of August 5, 2004 as reported in the  Issuer's  Quarterly  Report on Form 10-Q for the  quarter  ended July 3,
2004.

            As of the close of business on September 3, 2004,  Steel Partners II beneficially owned 661,700 Shares, constituting approximately 8.8% of the Shares outstanding.  As the general  partner of Steel Partners II,  Partners LLC may be deemed to  beneficially  own the  661,700  Shares  owned by Steel  Partners  II, constituting approximately 8.8% of the Shares outstanding. As the sole executive officer  and  managing  member of  Partners  LLC,  which in turn is the  general partner of Steel Partners II, Mr. Lichtenstein may be deemed to beneficially own the 661,700 Shares owned by Steel Partners II,  constituting  approximately 8.8%
of the Shares  outstanding.  Mr.  Lichtenstein  has sole voting and  dispositive power with respect to the 661,700 Shares owned by Steel Partners II by virtue of his authority to vote and dispose of such Shares.

   Item 5(c) is hereby amended to add the following:

            (c)  Schedule  A  annexed  hereto  lists  all  transactions  by  the
Reporting  Persons in the Issuer's  Common Stock during the past sixty days. All of such transactions were effected in the open market.

   Item 7 is hereby amended to add the following exhibit:

            2.   Joint Filing  Agreement  by and among Steel  Partners II, L.P.,
                 Steel Partners, L.L.C. and Warren G. Lichtenstein,  dated as of
                 September 8, 2004.

--------------------                                        --------------------
CUSIP No. 057097107                   13D                     Page 7 of 10 Pages
--------------------                                        --------------------

                                   SIGNATURES

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 8, 2004                   STEEL PARTNERS II, L.P.

                                           By: Steel Partners, L.L.C.
                                               General Partner

                                           By: /s/ Warren G. Lichtenstein
                                              ----------------------------------
                                              Warren G. Lichtenstein,
                                              Managing Member

                                           STEEL PARTNERS, L.L.C.

                                           By: /s/ Warren G. Lichtenstein
                                              ----------------------------------
                                              Warren G. Lichtenstein,
                                              Managing Member

                                           /s/ Warren G. Lichtenstein
                                           -------------------------------------
                                           WARREN G. LICHTENSTEIN

--------------------                                        --------------------
CUSIP No. 057097107                   13D                     Page 8 of 10 Pages
--------------------                                        --------------------

                                   SCHEDULE A

              Transactions in the Shares During the Past Sixty Days
              -----------------------------------------------------

 Shares of Common Stock             Price Per                   Date of
    Purchased/(Sold)                Share($)                 Purchase/(Sale)
    ----------------                --------                 ---------------

                             STEEL PARTNERS II, L.P.
                             -----------------------

          1,100                      8.4850                     8/17/04
         11,000                      8.8580                     8/20/04
          2,000                      8.5350                     8/23/04
            100                      8.5850                     8/24/04
          2,200                      8.5850                     8/26/04
          7,000                      8.6207                     9/01/04
         63,200                      9.5812                     9/02/04
            900                      9.9000                     9/03/04
          1,600                     10.0000                     9/06/04

                             STEEL PARTNERS, L.L.C.
                             ----------------------
                                      None

                             WARREN G. LICHTENSTEIN
                             ----------------------
                                      None

--------------------                                        --------------------
CUSIP No. 057097107                   13D                     Page 9 of 10 Pages
--------------------                                        --------------------

                                  EXHIBIT INDEX

     Exhibit                                                              Page
     -------                                                              ----

1.   Joint Filing Agreement by and between Steel Partners II, L.P.
     and Warren G.  Lichtenstein,  dated as of  February  14, 2001
     (previously filed).                                                   --

2.   Joint Filing  Agreement by and among Steel Partners II, L.P.,
     Steel Partners,  L.L.C. and Warren G. Lichtenstein,  dated as
     of September 8, 2004.                                                 10

--------------------                                        --------------------
CUSIP No. 057097107                   13D                    Page 10 of 10 Pages
--------------------                                        --------------------

                             JOINT FILING AGREEMENT

            In  accordance  with  Rule  13d-1(k)(1)(iii)  under  the  Securities
Exchange  Act of 1934,  as amended,  the persons  named below agree to the joint filing on behalf  of each of them of a  Statement  on  Schedule  13D  (including amendments  thereto)  with respect to the Common  Stock of Bairnco  Corporation.
This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated: September 8, 2004                   STEEL PARTNERS, L.P.

                                           By: Steel Partners, L.L.C.
                                               General Partner

                                           By: /s/ Warren G. Lichtenstein
                                              ----------------------------------
                                              Warren G. Lichtenstein,
                                              Managing Member

                                           STEEL PARTNERS, L.L.C.

                                           By: /s/ Warren G. Lichtenstein
                                              ----------------------------------
                                              Warren G. Lichtenstein,
                                              Managing Member

                                           /s/ Warren G. Lichtenstein
                                           -------------------------------------
                                           WARREN G. LICHTENSTEIN